UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

ECHO METRIX, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001

(Title of Class of Securities)

27877C106

(CUSIP Number)

Jamie Safier
c/o Rock Island Capital, LLC
20900 N.E. 30th Avenue, Suite 600
Aventura, FL  33180
305.937.0300

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 9, 2009

(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on following pages)

1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jamie Safier
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER12,952,670
	8.	SHARED VOTING POWER6,996,700
	9.	SOLE DISPOSITIVE POWER12,952,670
	10.	SHARED DISPOSITIVE POWER6,996,700
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,952,670
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%
14.	TYPE OF REPORTING PERSON IN

Item 1.  Security and Issuer.

The name of the issuer is Echo Metrix, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 6800 Jericho Turnpike, Suite 208E, Syosset, New York. This statement relates to the Company’s common stock, $0.0001 par value per share (the “Common Stock”).

Item 2.  Identity and Background.

(a)-(f).  This Schedule 13D is being filed by Mr. Jamie Safier, a citizen of the United States of America (the “Reporting Person”).  The principal address of the Reporting Person is c/o Rock Island Capital, LLC, 20900 N.E. 30th Avenue, Suite 600, Aventura, FL, 33180.

During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

On July 29, 2009, the Company and Rock Island Capital, LLC (“Rock Island”) entered into a Series B Convertible Preferred Stock Purchase Agreement, as amended on September 9, 2009 (the “Agreement”).  Pursuant to the Agreement, the Company has sold to assignees of Rock Island an initial tranche of $2,000,000 of its Series B Convertible Preferred Stock (220,022 shares), in the aggregate, at a purchase price per share of $9.09, and has issued to such assignees Warrants to purchase 22,002,200 shares of the Company’s Common Stock, in the aggregate, at an exercise price of $0.15 per share.  Each share of Series B Convertible Preferred Stock is convertible into 100 shares of the Company’s Common Stock at the sole discretion of the holder.  Pursuant to the Agreement, Rock Island may designate one member for service on the Company’s board of directors.  Under the terms of the Agreement, Rock Island and its assignees may, at their discretion, purchase additional shares of Series B Convertible Preferred Stock and Warrants in two additional tranches of $2,000,000 and $1,000,000 payable on or before December 2, 2009, and January 8, 2010, respectively.

Rock Island assigned the Reporting Person the right to acquire 52,519 shares of Series B Convertible and Warrants to purchase 7,700,770 shares of the Company’s Common Stock to the Reporting Person.  The Reporting Person is a Manager and Member of Rock Island.  Accordingly, the Reporting Person directly owns, on an as converted basis, 5,251,900 shares, or 14.4%, of the Company’s Common Stock, and as a Manager of Rock Island, shares voting and dispositive power over the 69,967 shares of Series B Convertible Preferred Stock held by Rock Island, which shares are convertible into 6,996,700 shares, or 8.3%, of the Company’s Common Stock.  The Reporting Person disclaims beneficial ownership over all shares held by Rock Island.  The Reporting Person acquired the equity interest in the Company with personal funds.

Item 4.  Purpose of Transaction.

The Reporting Person acquired the Company’s securities as described in Item 3 above.  The Reporting Person holds the securities directly solely for investment purposes.  The Reporting Person has no intention other than to hold the securities for investment and/or sell the shares, as permitted by law.

Except as set forth in this Schedule 13D, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)           As of the date of this statement, the Reporting Person is the beneficial owner of 12,952,670 shares of the Company’s Common Stock, representing 14.4% of the outstanding shares.  The Reporting Person does not own any other securities of the Company.

(b)           The Reporting Person has the sole power to vote and dispose of 12,952,670 shares, and shares the power to vote and dispose of 6,996,700 shares.  The Reporting Person disclaims beneficial ownership over the shares to which he has shared voting and dispositive power.

(c)           Other than his acquisition of shares of the securities on September 9, 2009 explained in Item 3 above, the Reporting Person did not effect any transactions in the Company’s securities within the past 60 days.

(d)           Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons’ securities.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 21, 2009

/s/ Jamie Safier
Jamie Safier